Cordyceps Sunshine Biotech Holdings Co., Ltd.

6th Fl., No. 15, Lane 548, Ruiguang Road,
Neihu District,
Taipei City, Taiwan

March 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Lauren Hamill

Re:	Cordyceps Sunshine Biotech Holdings Co., Ltd.
Registration Statement on Form F-1, as amended (File No. 333-269315) Request for Acceleration of Effectiveness

Dear Ms. Hamill:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cordyceps Sunshine Biotech Holdings Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 29, 2023, or as soon thereafter as practicable.

Very truly yours,

Cordyceps Sunshine Biotech Holdings Co., Ltd.

By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Chief Executive Officer and Chief Financial Officer